Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Inc. closes US$1.75 billion offering of debt securities

     TORONTO, Aug. 6 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it has closed its previously announced US$1,750,000,000 underwritten public offering of debt securities, consisting of
US$1,400,000,000 aggregate principal amount of 6.80% senior notes due 2018 and
US$350,000,000 aggregate principal amount of 7.50% senior notes due 2038. The net proceeds from the issuance of the debt securities are approximately
US$1.73 billion, which are expected to be used for general corporate purposes, including the repayment of a portion of RCI's outstanding debt. Pending any such use, RCI may invest the net proceeds in bank deposits and short-term marketable securities.
     The debt securities are issued by RCI and guaranteed by two of its wholly owned subsidiaries, Rogers Wireless Partnership ("Wireless") and Rogers Cable
Communications Inc. ("Cable").
     The debt securities are not being offered in Canada or to any resident in
Canada. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Caution Concerning Forward-Looking Statements

     This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These
statements are based on management's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of RCI.
     More detailed information about these factors may be found in filings by
RCI with the SEC, including its most recent Annual Report on Form 40-F. RCI is under no obligation to, and expressly disclaims any such obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

     About Rogers Communications Inc.

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (RCI.A and
RCI.B) and on the New York Stock Exchange (RCI).

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; or Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI RCI.A. RCI.B.)

CO:  Rogers Communications Inc.

CNW 17:27e 06-AUG-08